OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Franny's Distribution Inc

**204 Elk Park Drive
Asheville, NC 28804**

www.frannysfarmacy.com



5000 shares of Non-Voting Shares

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 53,500* Non-Voting Shares ($107,000)

Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 5,000 Non-Voting Shares ($10,000)

Company	Franny's Distribution Inc
Corporate Address	204 Elk Park Drive, Asheville, NC 28804
Description of Business	This is a CBD and Hemp product distribution company. We distribute to our dispensaries and to wholesale accounts. The distribution center also fills retail orders coming form online purchases.
Type of Security Offered	Non-Voting Shares
Purchase Price of Security Offered	$2
Minimum Investment Amount (per investor)	$300

Perks*

$300 — If you invest $300, you will receive a Franny's Farmacy trucker cap.

$500 — If you invest $500, you will receive Franny's Farmacy trucker cap and T-shirt.

$1,000 — If you invest $1,000, you will receive Trucker Cap, T-Shirt and a 500mg Tincture.

$5,000 — If you invest $5,000, you will receive Trucker Cap, T-Shirt and a 1000mg Tincture.

$10,000 — If you invest $10,000, you will receive Trucker Cap, T-Shirt and a Product Package worth $500.

All perks occur after the offering is completed.

The 10% Bonus for StartEngine Shareholders

Franny's Distribution Inc. will offer 10% additional bonus shares for all investments that are committed, within 24 hours of this offering going live, by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 in the StartEngine Reg A offering which closed earlier this year.

StartEngine shareholders who invested $1,000 or more in that StartEngine Reg A offering will receive a 10% bonus on this offering within a 24-hour window of this offering's launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 Non-Voting Shares at $2 / share, you will receive 55 Non-Voting Shares, meaning you'll own 55 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors received their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).


THE COMPANY AND ITS BUSINESS


The company's business

Description of Business

Franny's Distribution Inc is a wholesale and distribution business. The Distribution Company also sells online retail through the www.frannysfarmacy.com website. We're currently shipping retail to all 50 states. We have our products locally manufactured. We do our own labeling and filling for some of our products. We ship the wholesale and online orders with 2 days of order place.

We currently supply 3 dispensaries and 45-50 wholesale accounts. We own the dispensaries that we're selling to. The other wholesale accounts are with merchandise retailers. In 2019 we plan to open more dispensaries and acquire as many wholesale accounts as we can.

Sales, Supply Chain, & Customer Base

Our company is vertically integrated so we have a reliable supply chain. In 2018 we grew the hemp that was used in our products. Our hemp was then processed locally and is manufactured locally. We have good relationships with our processor and manufacturers. Our suppliers include: the Processor and 2 topical and body care product manufacturers.   In 2019 we have the same process of plant-to-product as we did in 2018. Our customers love the fact that we grow, process and retail locally.

Competition

There is some competition locally and nationally.

Locally there are a couple companies that we compete with. Blue Ridge Hemp has been in business for approximately 4 years and he has a strong online business. Carolina Hemp Company (CHC) has also been in business for approximately 4 years. CHC sells wholesale and retail. They have a lot wholesale accounts and a few more in the market than our company does.

Nationally there is a ton of competition. We're seeing new products hit the market every day. We're counting on the uniqueness of our Brand's history and the quality of our products to set us apart from the competition. We have a team of employees managing our online marketing, search engine optimization and advertising. Charlotte's Web is one the larger national brands that we're competing with.

Liabilities and Litigation

Our company does not currently have a legal issues pending.

The team

Officers and directors

Frances "Franny" Tacy	CoFounder, VP and Director
Jeff Tacy	CoFounder, President and Director

Frances "Franny" Tacy
Franny's Farm Inc (Agritourism Farm)– CoFounder, Director, COO since 2012 (Primary Position). Franny's Investments Inc (CBD & Hemp Dispensary) - CoFounder, Director, COO since 8/2018. Hendersonville Farmacy Inc (CBD & Hemp Dispensary)- CoFounder, Director, COO since 10/2018. Franny's Distribution Inc (CBD Wholesale & Ecommerce)- CoFounder, Director, COO. Franny's time is spent overseeing the martketing, advertisement and product development for all 4 companies. She's also the ambassador for Franny's Brand and does a good deal of public speaking and education. Franny spends full-time plus performing her duties for the company. I was raised in Nashville, TN. My moma was a big-time corporate business woman and my daddy is a cattle farmer. They divorced when I was 4 so, I got to live in both of these amazing realities of business and farming. I spent most of my education in an all girls Catholic school because that's what they did back then when you were mischievous and a big talker. I had dreams of going out west so, I went to Forestry school in Flagstaff, AZ. I lived on a farm there for a few years. It was one of 3 Sustainable Agriculture programs in the country at that time. Funny, my husband was in a similar

program at the same time in Syracuse NY. I spent many years learning by adventure. I have a graduate degree in Education and taught school for 6 years. I worked in Pharmaceuticals for over a decade. My nickname was the "hippie in high heels." My career path has been Pharm to Farm. Ever since I can remember, I always wanted to live on a farm. I've been gardening since I was 8 and my granny used to say I had 10 green thumbs. Our family was a grand example of city farmers with chickens, bees and a garden. I've attended, participated in and taught at Organic Growers School for years among many other farming conventions. We are living the dream! We lost all our investments and our construction business in the economic strife and started over on Franny's Farm! We bought land overgrown with brambles and have turned into a paradise that we now get to share with others. Come on out to "the bowl of heaven" where dreams come true! Favorite Quotes: "We must be the change we wish to see in the world." –Gandhi "Music is too loud for just one station, love is too large for just one nation life is too short to make just one decision and god is too big for just one religion." — Michael Franti "You may say I'm a dreamer. But I'm not the only one. I hope someday you'll join us, and the world will live as one." – John Lennon "In the end, only kindness matters." – Jewel Perspectives: We all inherently know what is right and good so, just do it. We all make a difference and doing good makes everything better. Random Info: It's family first for me and everyone that knows me will vouch for it. I'm a Leo and loyal to the end, unless I have to eat you for lunch. Favorite things to do are trail run, see live music, dance with my son & hang out with my hubby. I have a degree in Forestry from Northern Arizona University. It was so close to the Grand Canyon, I hiked it 9 times. Have a masters in Education from Tennessee State University & taught special education for 6 years. Was one of the first women fire-fighters for the US Forest Service in Idaho. That was the early 90's. It took 3 tries to get to the top of Mt Rainer. Due to severe storms, we got pulled off the first two attempts. Climbed Mt Shasta too. Oh! And I canoed the Rio Grande with a buddy and 2 dogs. That was before the internet and easy access to information that would have told me how dangerous and deadly it was.

Jeff Tacy
Franny's Farm Inc (Agritourism Farm)– CoFounder, Director, CEO & CFO since 2012. Franny's Investments Inc (CBD & Hemp Dispensary) - CoFounder, Director, CEO & CFO since 8/2018. Hendersonville Farmacy Inc (CBD & Hemp Dispensary)- CoFounder, Director, CEO & CFO since 10/2018. Franny's Distribution Inc (CBD Wholesale & Ecommerce)- CoFounder, Director, CEO, CFO (Primary Position). Jeff is responsible for executive manage for everything Franny. He keeps the books, manages cash flow, evaluates company and employee performance. He also works on planning the growth strategy while evaluating the industry as a whole. Jeff spends full-time plus performing his duties for the company. Farming's in my blood. At the age of 4, I lived on a homestead farm with a garden, pigs, chickens, geese and a family horse. A few years later we upgraded to a full scale dairy farm. We milked 150 head of cattle twice a day and put up thousands of hay bales per year. I loved the constant need to keep busy and the fresh unpasteurized milk was one of my favorites. Economic challenges in the 1980's lead to the sale of the farm. I went to college in Syracuse, NY and earned a BS Environmental Studies. The next 8 years of my life were spent trying to advance my

career. I had a stint in the military and worked for state and local governments in land-use and zoning. I have my General Contractor's License and built, owned and operated a restaurant for several years. I'm huge into all things foodie but sold the restaurant and started my Contracting business. I completed my Master's in Engineering and work full time as a Project Manager while also facilitating the farm dream . Part of the Franny & Jeff commitment to live happily ever after is that we would live on a farm one day. And so the story goes and dreams do come true. Random Info: Frances and Zach are the best thing that happened in my life. I can build most anything faster and better than most people. Fixing equipment is not always my favorite task on the farm but someone has to do it. I prefer things that run on gasoline over riding 4-legged animals. I spent 4 months in Sri Lanka while doing a study abroad. I spent 3 months in Kuwait while in the military.

Number of Employees: 14

Related party transactions

From periods January 3, 2019 through May 23, 2019, the company sold finished products at 100% markup to Franny's Investments , Inc in the amount of $93,020. Franny's Investments , Inc is a retail dispensary owned 80% by Franny 's Distribution , Inc founders Jeff Tacy and Franny Tacy. From periods January 5, 2019 through May 23, 2019, the company sold finished products at I 00% markup to Franny's Hendersonville Farmacy Inc, in the amount of $50,654.5. Hendersonville Farmacy, Inc is a retail dispensary owned I 00% by Franny's Distribution, Inc founders Jeff Tacy and Franny Tacy. As of February 28, 2019, the company ' s founders loan the company $5,000. The loan bears no interest and no definite time has been set for repayment. From periods March 25, 2019 through May 15, 2019, the company purchased finished products from Franny's Manufacturing at a 20% mark up cost from production cost. in the amount of $16,120. Franny Manufacturing, Inc is owned 100% by Franny distribution, Inc founders Jeff Tacy and Franny Tacy. From periods May 13, 2019, through May 23, 2019, the company purchased CBD flower from Franny's Farmacy in the amount of $2,054. Franny ' s Farm, Inc is owned by Franny distribution, Inc founders Jeff Tacy 49% and Franny Tacy 51%. Franny's Investments and Hendersonville Farmacy (Retail Dispensaries) both purchase products from Franny's Distribution. The Dispensaries then have a 100% mark-up from wholesale to retail. So if the dispensary pays $10 for the item the item will retail for $20. Franny's Distribution also purchases wholesale items from outside vendors that is then sold to the dispensaries at a 30-60% mark-up from wholesale cost. The dispensaries have the same 100% mark-up as with the Farnny's Farmacy branded products. This entire structure is what we call Vertical Integration. The supply side of doing business in a new and emerging industry is often a huge challenge. We figured this out early which is why we control the entire supply chain. This minimizes our risk and prevents product shortages and product inconsistency.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Uncertain Risk** An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Non-Voting Shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.
- **We're not making any claims or guarantees as to the growth of this company.** We have our distribution set up and we're currently servicing a number of accounts. Being this is such a new and emerging industry we're hoping that we will see significant growth rapidly.
- **Any valuation at this stage is speculation.** The valuation for the offering was established by the company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.
- **The laws could change in the industry where CBD becomes highly regulated and our products are at risk of failing new restrictions.** This industry is new and laws change daily. Fortunately we have assembled a team of professionals to stay ahead of the law. We want to be a leader in the industry so we set our standards very high when it comes to the quality of our products so that when stricter testing becomes mandatory, our products will already be compliant.
- **Sales are susceptible to new competition.** This industry is growing which means so will the competition, that is why we have spent 6 years growing our reputation in the area so we are a brand people can trust. Our brand continues to grow and is becoming a household name is WNC. We have hired the best PR representative to take our brand nationally without tarnishing our reputation as a small town farmer who cares about the plant and the products.
- **There could be difficulties securing product due to issues in the supply chain.** As a new industry one of the biggest struggles is finding inventory and quality processors, that is why we work with local processors that have committed to work with us on our products. Our processors are committed to Franny's because of our long term relationships we've maintained over the years and we hope to bring all manufacturing/processing in house with this campaigns help.
- **Banking regulations.** Now that Hemp is federally legalize banking restrictions will lighten and more card processor will become available. We have done the research and only work with merchant services and banking industries that keep our money in the USA and are compliant with our industry regulations and stay ahead of the curve legally.
- **Our business projections are only projections** There can be no assurance that the company will meet our projections. There can be no assurance that the company will be able to find sufficient demand for our product, that people think it's a

better option than a competing product, or that we will able to provide the service at a level that allows the company to make a profit and still attract business.

- **The transferability of the Securities you are buying is limited.** Any stock/note purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

- **Your investment could be illiquid for a long time.** You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in our industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

- **This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.** Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our shareholders. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our shareholders and will have no such right.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Jeff Tacy, 50.0% ownership, Voting Shares
- Frances Tacy, 50.0% ownership, Voting Shares

Classes of securities

- Voting Shares: 1,000,000

  The company has a total of 1,000,000 voting shares authorized and Frances and Jeff Tacy jointly own 1,000,000 of the voting shares.

  Voting Rights

The holders of Voting Shares are entitled to one vote.

Dividend Rights

Holders of Voting Shares are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Voting Shares will be a business decision to be made by the Board from a time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant.The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

Rights to Receive Liquidation Distributions

Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Voting Shares are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Voting Shares are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Non-Voting Shares and any additional class of stock that we may designate in the future.

- Non-Voting Shares: 0

The company has a total of 500,000 non-voting shares authorized

Voting Rights

The holders of Non-Voting Shares are not entitled to vote.

Dividend Rights

Holders of Non-Voting Shares are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Non-Voting Shares will be a business decision to be made by the Board from a time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

Rights to Receive Liquidation Distributions

Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Non-Voting Shares are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Non-Voting Shares are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Voting Shares and any additional class of stock that we may designate in the future.

What it means to be a Minority Holder

As a minority holder of Non-Voting Shares, you will have limited ability, if all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2018-12-31.

Financial Condition

Results of Operation

This is a start-up company. There's very little financial history. This business will purchase from our manufacturers and sell wholesale at a 30% profit. Our online business will make a profit of 70% on each item. We're seeing strong increases in our wholesale and online business. In 6 months we went from zero customers online to receiving 100's of orders per month. Our wholesale business has gone from zero accounts to around 50 accounts in less than 3 months. We expect to see huge increases online and in the wholesale business.

The expenses for this company been relatively low. The current rent is $1,000/month. The utilities are around $400/month. We have 1 full-time hourly employee that staffs the distribution center. Other costs include shipping supplies and postage.

The space that houses the distribution center is currently at 25% of capacity. We have plenty of room for future growth. There's a fair amount of warehouse space available in the development where the distribution center is located.

The distribution and online business is currently financially stable. In the past 3 months of operation since the inception of the company we've seen a steady increase in sales. The company has been profitable every month since it opened.

Financial Milestones

Despite the fact that this is a start-up business it does not have any debt. We funded this business with personal funds. All money made is sheer profit after the overhead is covered. The overhead is less than $5,000 per month.

Since we started building this platform we've picked up quite a few wholesale accounts and we're launching a new ecommerce website that will have the ability to accept credit cards. Right now we only have Paypal as a payment option but the website analytics show a lot more traffic to the site.

The purpose of the campaign is to raise $107,000. The money will be used to purchase inventory and market the wholesale and online business. If we raise $10,000, it will not hurt the company at all. We're already growing the business without any funds from the campaign. Any funds raised through the campaign will help accelerate the grow.

Once the campaign is fully funded we will expand our wholesale marketing to a larger regional geographical area. We plan to do the same for ecommerce business as well. Right now we don't see any other fund raising needs for the near future. We feel like this will provide the resources necessary to grow the company to any size.

Liquidity and Capital Resources

This company has been profitable since it opened 3 months ago. We plan to keep wrapping all profits back into inventory, marketing and expansion. The facility we use for the wholesale business is big enough to handle this years growth and expansion.

In an effort to retain as much control of the company we're not currently or planning any additional fund raising campaigns. We feel like this company has the greatest growth potential of all the companies we own.

The funds received through this campaign will be split 3 ways. 1/3 of the money will go into purchasing inventory. 1/3 of the money will go to marketing and promotions. The remaining third will be spent on employee payroll. As the business grows we will need to hire additional employees.

If the campaign falls short of full funding it won't be a problem. We can adjust the growth strategy according to how much investment money is raised.

The Owner's of the company have reserved capital that could be used in the distribution company if it became necessary.

Depending on the outcome of this campaign, the Owners are considering future capital-raising campaigns.

Indebtedness

This company does not currently have any debt.

Recent offerings of securities

None

Valuation

$2,000,000.00

This valuation is based on the amount of growth we have seen in our wholesale accounts and the analytics we're seeing on our website. Our online sales have been steady and growing as our SEO continues to get stronger. We also picking up 10-15 new wholesale accounts per week. Each wholesale account is ranging from $500 - $10,000. We expect a great deal of growth in the immediate future. We also value the company based our executive management teams experience with past businesses. We launched this company at the perfect time for the industry and we anticipate growth to be in line with industry projections.

USE OF PROCEEDS

	Offering Amount Sold	Offering Amount Sold
Total Proceeds:	$10,000	$107,000
Less: Offering Expenses		
StartEngine Fees (6% total fee)	$600	$6,420
Net Proceeds	$9,400	$100,580
Use of Net Proceeds:		
Inventory	$4,700	$50,290
Marketing	$940	$10,580
Working Capital	$3,760	$39,710
Total Use of Net Proceeds	$9,400	$100,580

Our main goal is raising money is to purchase inventory and to increase our marketing efforts. We plan to roll the money made from wholesale and online sales back into the company until we can have $250,000 worth of inventory on hand at all times.

Marketing will consist of launching an affiliate program which will allow others to promote our products and drive traffic to our website. We're also expanding our online and outside wholesale sales efforts through paid advertisement and a sales force. Search Engine Optimization will get a big boost with funds raised by the campaign.

Irregular Use of Proceeds

The company will not incur any irregular use of proceeds.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available at www.frannysfarmacy.com in the "About" section labeled annual report. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR
Franny's Distribution Inc

[See attached]

I, Jeff Tacy, the CFO of Franny's Distribution Inc, hereby certify that the financial statements of Franny's Distribution Inc and notes thereto for the period ending, December 31, 2018 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the period beginning October 29, 2018 (the inception of the company) and ending December 31, 2018 (the end of the fiscal year) the amounts reported on our tax returns were total income of $0; taxable income of -$1,375 and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 8th day of April 2019.

_____ (Signature)

CFO - President (Title)

6-3-19 (Date)

FRANNY'S DISTRIBUTION INC

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE YEARS ENDED
DECEMBER 31, 2018

Franny's Distribution Inc.
Index to Financial Statements
(unaudited)

FRANNY'S DISTRIBUTION INC
BALANCE SHEETS
AS OF DECEMBER 31, 2018
(unaudited)

December 31, 2018

ASSETS

Current Assets

Cash		5,845
Inventory		780
Total Current Assets		6,625
TOTAL ASSETS	$	**6,625**

LIABILITIES & EQUITY

Equity

Common Stock, no par value 100 shares authorized, 100 issued and outstanding		-
Additional Paid In Capital-Common Stock		8,000
Retained Earnings		-
Net Income		(1,375)
Total Equity		6,625
TOTAL LIABILITIES & EQUITY	$	**6,625**

FRANNY'S DISTRIBUTION INC
STATEMENTS OF OPERATIONS
AS OF INCEPTION (OCTOBER 29, 2018) TO DECEMBER 31, 2018
(unaudited)

		December 31, 2018
Revenue	$	-
Cost of Goods Sold		-
Gross Profit		-
Expense		
General and Administrative Expenses		1,375
Total Expense		1,375
Operating Income		(1,375)
Other Income		-
Other Expense		-
Income Tax		-
Net income	**$**	**(1,375)**

FRANNY'S DISTRIBUTION INC
STATEMENTS OF STOCKHOLDERS' EQUITY
AS OF INCEPTION (OCTOBER 29, 2018) TO DECEMBER 31, 2018
(unaudited)

	Common stock		Additional Paid-in Capital	Accumulated Earnings	Total Stockholders' Equity
	Shares	Amount			
Inception (October 29, 2018)	-	$ -	$ -	$ -	$ -
Issuance of Founders Shares	100	-	-	-	-
Contribution	-	-	8,000	-	8,000
Distribution	-	-	-	-	-
Net income (loss)	-	-	-	(1,375)	(1,375)
Balance at December 31, 2018	100	-	8,000	(1,375)	6,625

6

FRANNY'S DISTRIBUTION INC
STATEMENTS OF CASH FLOWS
AS OF INCEPTION (OCTOBER 29, 2018) TO DECEMBER 31, 2018
(unaudited)

	December 31, 2018
Cash flows from operating activities	
Net income	$ (1,375)
Adjustments to reconcile Net Income to Net Cash provided by operations:	-
Inventory	(780)
Net Cash Provided By Operating Activities:	**(2,155)**
Cash flows from Financing activities	
Contribution	8,000
Net cash received from Financing Activities	**8,000**
Net (decrease) increase in cash and cash equivalents	5,845
Cash and cash equivalents at beginning of period	-
Cash and cash equivalents at end of period	**$ 5,845**

NOTE 1 – NATURE OF OPERATIONS

Franny's Distribution Inc was formed on October 29,2018 ("Inception") in the State of NC. The financial statements of Franny's Distribution Inc (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Asheville, NC.

Franny's Distribution Inc is a wholesale and distribution company. It also owns and operates the online sales through www.frannysfarmacy.com. We grow the plants that go into our products. We distribute to our 2 current dispensaries and will supply our 2 new dispensaries that will open in the next 2 months. We also sell wholesale to other retailers.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2018. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from wholesale accounts to our dispensaries and other retailers. Also sell online at our website. when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and NC state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

This company does not currently have any debt.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.
This company is currently obligated to a 1-year lease with options to renew.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock

We have authorized the issuance of 100 shares of our common stock with par value of $0. As of December 31, 2018, all 100 shares have been issued.

]As of February 10, 2019, we amended our articles of incorporation to authorize 1,500,000 shares of common stock of which 1,000,000 shares of common voting stock are issued and outstanding to founders Jeff and Frances Tacy

NOTE 6 – RELATED PARTY TRANSACTIONS

From periods January 3, 2019 through May 23, 2019, the company sold finished products at 100% markup to Franny's Investments, Inc in the amount of $93,020. Franny's Investments, Inc is a retail dispensary owned 80% by Franny's Distribution, Inc founders Jeff Tacy and Franny Tacy.

From periods January 5, 2019 through May 23, 2019, the company sold finished products at 100% markup to Franny's Hendersonville Farmacy Inc, in the amount of $50,654.5. Hendersonville Farmacy, Inc is a retail dispensary owned 100% by Franny's Distribution, Inc founders Jeff Tacy and Franny Tacy.

As of February 28, 2019, the company's founders loan the company $5,000. The loan bears no interest and no definite time has been set for repayment.

From periods March 25, 2019 through May 15, 2019, the company purchased finished products from Franny's Manufacturing at a 20% mark up cost from production cost. in the amount of $16,120. Franny Manufacturing, Inc is owned 100% by Franny distribution, Inc founders Jeff Tacy and Franny Tacy.

From periods May 13, 2019 through May 23, 2019, the company purchased CBD flower from Franny's Farmacy in the amount of $2,054. Franny's Farm, Inc is owned by Franny distribution, Inc founders Jeff Tacy 49% and Franny Tacy 51%.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2018 through May 23, 2019, the issuance date of these financial statements.

As of February 10, 2019, we amended our articles of incorporation to authorize 1,000,000 voting shares of stock and 500,000 non-voting shares of which the 1,000,000 voting shares of common stock are issued and outstanding to founders Jeff and Frances Tacy.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

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Franny's Distribution Inc. is a Title III - Regulation Crowdfunding Campaign and is actively accepting investments.



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Franny's Distribution Inc.

CBD wholesale and Ecommerce distribution

Small OPO · Asheville NC · Agriculture · Accepting International Investment

Overview | Team | Terms | Updates | Comments | Share

Investor Snapshot

Company Description

Franny's Distribution is a CBD Wholesaler and Distributor that leverages vertical integration to cut down costs and reliance on manufacturers. Using simple and pure ingredients, no fillers or unnecessary ingredients will *ever* go into our products. Focused on ethical work practices and responsible production, they are building a quality-first brand in the exploding CBD market.

Key Highlights

- **Massive growth** within just the first couple of months of operation
- **Locally sourced products** to ensure their high-quality standards
- **The full suite of products** for all purposes
- **Directly from Plant-to-Sale** with no added ingredients or fillers

Security Type	Price Per Share	Pre-Money Valuation	Number of Employees
Non Voting Shares	$2 / Share	$2 Million	14

Taking the Industry by Storm

Farmer Owned CBD Wholesaler and Distributor

This journey started when NC launched its Industrial Hemp research growing program in 2017. Franny's Farm was one of the first farms to receive a grow permit and Franny Tacy was the first female farmer to plant hemp in NC. The first year Franny grew hemp for fiber and in 2018 she grew hemp for CBD.



From the time the first hemp seed was planted on Franny's farm in Leicester, NC, Franny and Jeff Tacy knew they needed a way to bring quality hemp and CBD products to market. After two seasons of growing hemp and considerable market research, the Franny's Farm product line was launched. In addition, an E-commerce site was created and launched on the world wide web. The response from consumers was immediate and overwhelmingly positive. After having countless conversations with consumers, it became very apparent that in a market with so many product options of varying quality, new and seasoned CBD users need a trustworthy source that only provides reputable products and knowledge to back it.



Franny's Distribution Inc. hit the scene like a hurricane. With white label brands flooding the market there was an opportunity for a quality, locally grown, brand. Franny's line of products is one of only a couple in the nation that is grown, processed and brought to market locally. This makes Franny's products unique and traceable from the pant to sale.

Ethically bringing the highest quality full-spectrum products to market

Where We Are

We've Built a Unique Brand



Planting hemp for the second consecutive year lead to the creation of Franny's Distribution Inc. Franny's Distribution Inc. has been selling our products wholesale and through our online ecommerce site. As a unique brand we've positioned our products to be viewed as high quality and affordable. We've learned that holding ourselves to the highest standards is something that makes Franny's products different. We believe Franny's is on a pathway of rapid growth, with expansions into new markets and new products lines.

Here's why we believe we are a brand well positioned for high level growth:



- Our products are in high demand to the consumer.
- Our products are setting the standard in quality.
- We believe in a fair price for quality products.
- We are full disclosure with our company history and product line.
- Complete transparency makes our brand unique.

Our business approach of vertical integration and ethical operation policies give us an edge in the market.

Where We Are Going

Franny's Traction

You now have an opportunity to invest in one of the fastest growing industries in the history of the USA--Cannabis. The best part is that you're investing in a company that has a powerhouse brand and is growing on pace with the industry.



Some of the new products in development:

- **Full line of CBD pet chews, treats, and soap bars**. (Will launch in the next month).
- **Body care products** to include lotions, oils, shampoo, conditioner, face mask, deodorant, and bath salts. (Will launch in the next 1-2 months).
- **Line of anti-aging, acne, and eczema creams**. (Will launch in the next 3-6 months).

Our Products

Using the Purest Full-Spectrum Distillate to Deliver the Best

You'll see that many of the products on the market are made with CBD isolate. That used to be the norm. Now, we're setting the bar by using our full-spectrum distillate in all of our products. What does this mean? This means that instead of only getting the single CBD cannabinoid as you do with isolate, our products provide exposure to an array of cannabinoids.



Here are a few reasons why we believe our products are better than most products on the market.

- All products go from plant to sale.
- Full-Spectrum in all of our products.
- Locally grown, processed and packaged.
- Super high quality for a great price.
- Traceability and Accountability.
- Excellent customer service.

We believe we have some of the best quality products on the market.



Our products are comprised of simple and pure ingredients. No fillers or unnecessary ingredients will ever go into our products. We work with reputable manufacturers that operate in certified and inspected facilities. We stand by the sanitation and quality of our products from the field to the consumer.

Current Problems in the CBD Market

With recent buzz all around the nation regarding CBD products, it is no surprise that people everywhere are eager to try it out for themselves. These consumers seek out CBD for a variety of reasons that range from chronic pain, anxiety, insomnia, ADHD, and epilepsy to just wanting to relax at the end of a long day. Most of these individuals have no direct access to CBD products in their area, and the few that do are left scouring gas stations and smoke shops full of questionable products sold by unknowledgeable employees. Not only does this leave the consumer venerable to products whose strengths and ingredients are misrepresented but also it does not allow for true exploration into products that could provide serious relief for their circumstance. As a result, many people who are unsatisfied with their experience write off CBD and either return to their own traditional methods of symptom relief or move on to trying other options.



Another common road block in the CBD industry is trying to establish a secure supply chain. In our retail business we experience constant hang ups with vendors being out of stock of product. With our high quality product and spotless reputation we know our wholesale program has the potential to grow as large as we let it, but we want to make sure we can keep up with the volume required.



Our Solution

Franny's Distribution combats current issues of quality in the hemp and CBD market by handling, or directly overseeing, every step of the production of our product line. With the understanding gained from growing hemp on Franny's Farm, the Distribution team is well equipped to find the highest quality hemp to create our CBD extracts. By only partnering with manufacturers and processors in our area, we are able to be fully involved in crafting our final product. With the notoriety gained by the farm in the national hemp scene, people are aware of our expertise and know we are a reliable source for high quality CBD products. Our marketing team has done an excellent job in extending our already established image within the hemp community to the general public. The Distribution staff is always available and eager to answers any questions customers may have and make them feel as comfortable as possible. This has paid off tremendously with the 60+ age group who are often turned off by the traditionally less professional CBD market.





Tackling the issue of supply chain has been a bit more of a challenge. We at Franny's Distribution, believe that rolling out a wholesale program without the necessary inventory would create hang ups for the retailer that could diminish brand credibility and future reorders. Luckily we work closely with a processor in our local area that has the capability to produce as much inventory as needed using our Franny's Farm grown hemp. To continue to build our inventory and distribution infrastructure our team has decided to turn to crowd funding and give you the investor an opportunity to get in on the ground floor of an emerging industry.

The outlook for the industry is incredible. Experts are predicting CBD to be the fastest growing industry in the history of the United States. Growth predictions are staggering and expected to reach 22 billion dollars by 2022. In addition to our goal of helping our customers with safe and organic solutions, we are also very excited about the opportunity ahead of us.



Source

New Report Predicts CBD Market Will Hit $22 Billion by 2022

"Looking forward to relaxed hemp regulations, a new analysis estimates that the CBD market could explode— and outpace marijuana."

"For years, experts have predicted that if the cannabis industry expands at its current rate, the American market will reach $20 billion by 2020. But it turns



out that one market is spinning off into a mega-industry of its own: according to a new estimate from cannabis industry analysts the Brightfield Group, the hemp-CBD market alone could hit $22 billion by 2022."

By Elisabeth Garber-Paul



We want you to own a part of our dream as we all turn this industry on its head.

Our Team

Decades of Experience in the Start-Up Business

Our products are comprised of simple and pure ingredients. No fillers or unnecessary ingredients will ever go into our products. We work with reputable manufactures that operate in certified and inspected facilities. We stand by the sanitation and quality of our products from the field to the consumer.

We've built an amazing team of dedicated professionals who are super excited to be working for Franny's Distribution. Our team includes the Marketing Director, order assemblers, product handlers and product developers. Our system of vertical integration secures our supply chain and almost guarantees the availability of our products. This eliminates the companies dependence on other suppliers and manufacturers.



Join Us

Invest in Franny's

We chose equity crowdfunding because we want you to join our Franny's family. Our success has come from the hard work of our entire team, and ***we want to give everyone the opportunity to be a part of it.***

Our fast start is just the beginning. Leveraging our vertical integration plan should allow us to lessen our dependence on suppliers and manufacturers and taking the CBD market by storm. With your support, trust in our team, belief in our mission-- we are confident we can continue to build our dream.



****The stock offered in this campaign is only for Franny's Distribution Inc. Franny's Distribution Inc. is the distribution company that supplies products to all of our dispensaries, our wholesale accounts and fills orders placed at the ecommerce website. Franny's Farm Inc. grows the hemp, Franny's Distribution Inc. buys the hemp and has products made and the dispensaries buy product from the distribution center. It's what we call Vertical Integration.*



Planted Industrial Hemp
Franny was the 1st female to plant in NC.
May 2017
May 2018
Ecommerce website launch
We launched www.frannysfarmacy.com and began selling hemp and CBD products online.
August 2018
September 2018
Hemp Harvest
We harvested our first hemp grown for CBD.
September 2018
October 2018
CBD Dispensary Opening #2
We opened our 2nd CBD Dispensary in Hendersonville, NC.
November 2018
January 2019
Open Johnson City, TN Dispensary
This is our 3rd Dispensary.
February 2019
May 2019



Planted Hemp for CBD

This was the first time we planted hemp grown specifically for CBD.



CBD Dispensary Opening

We opened our first Franny's Farmacy CBD dispensary in Asheville, NC.



Wholesale business launch.

We launched our wholesale/distribution business.

Expansion of our wholesale/distribution business.

Begin outside sales for the purpose of gaining wholesale accounts.

Opening Greenville, SC Dispensary.

This will be our 4th Dispensary. (Anticipated)

In the Press



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Meet Our Team





Frances "Franny" Tacy

CoFounder, VP and Director

Franny's Farm Inc (Agritourism Farm)- CoFounder, Director, COO since 2012 (Primary Position). Franny's Investments Inc (CBD & Hemp Dispensary) - CoFounder, Director, COO since 8/2018. Hendersonville Farmacy Inc (CBD & Hemp Dispensary)- CoFounder, Director, COO since 10/2018. Franny's Distribution Inc (CBD Wholesale & Ecommerce)- CoFounder, Director, COO. Franny's time is spent overseeing the martketing, advertisement and product development for all 4 companies. She's also the ambassador for Franny's Brand and does a good deal of public speaking and education. Franny spends full-time plus performing her duties for the company. I was raised in Nashville, TN. My mama was a big-time corporate business woman and my daddy is a cattle farmer. They divorced when I was 4 so, I got to live in both of these amazing realities of business and farming. I spent most of my education in an all girls Catholic school because that's what they did back then when you were mischievous and a big talker. I had dreams of going out west so, I went to Forestry school in Flagstaff, AZ. I lived on a farm there for a few years. It was one of 3 Sustainable Agriculture programs in the country at that time. Funny, my husband was in a similar program at the same time in Syracuse NY. I spent many years learning by adventure. I have a graduate degree in Education and taught school for 6 years. I worked in Pharmaceuticals for over a decade. My nickname was the "hippie in high heels." My career path has been Pharm to Farm. Ever since I can remember, I always wanted to live on a farm. I've been gardening since I was 8 and my granny used to say I had 10 green thumbs. Our family was a grand example of city farmers with chickens, bees and a garden. I've attended, participated in and taught at Organic Growers School for years among many other farming conventions. We are living the dream! We lost all our investments and our construction business in the economic strife and started over on Franny's Farm! We bought land overgrown with

Jeff Tacy

CoFounder, President and Director

Franny's Farm Inc (Agritourism Farm)- CoFounder, Director, CEO & CFO since 2012. Franny's Investments Inc (CBD & Hemp Dispensary) - CoFounder, Director, CEO & CFO since 8/2018. Hendersonville Farmacy Inc (CBD & Hemp Dispensary)- CoFounder, Director, CEO & CFO since 10/2018. Franny's Distribution Inc (CBD Wholesale & Ecommerce)- CoFounder, Director, CEO, CFO (Primary Position). Jeff is responsible for executive manage for everything Franny. He keeps the books, manages cash flow, evaluates company and employee performance. He also works on planning the growth strategy while evaluating the industry as a whole. Jeff spends full-time plus performing his duties for the company. Farming's in my blood. At the age of 4, I lived on a homestead farm with a garden, pigs, chickens, geese and a family horse. A few years later we upgraded to a full scale dairy farm. We milked 150 head of cattle twice a day and put up thousands of hay bales per year. I loved the constant need to keep busy and the fresh unpasteurized milk was one of my favorites. Economic challenges in the 1980's lead to the sale of the farm. I went to college in Syracuse, NY and earned a BS Environmental Studies. The next 8 years of my life were spent trying to advance my career. I had a stint in the military and worked for state and local governments in land-use and zoning. I have my General Contractor's License and built, owned and operated a restaurant for several years. I'm huge into all things foodie but sold the restaurant and started my Contracting business. I completed my Master's in Engineering and work full time as a Project Manager while also facilitating the farm dream . Part of the Franny & Jeff commitment to live happily ever after is that we would live on a farm one day. And so the story goes and dreams do come true. Random info: Frances and Zach are the best thing that happened in my life. I can build most anything faster and better than most people. Fixing equipment is not always my favorite task on the farm but someone has to do it. I prefer things

brambles and have turned into a paradise that we now get to share with others. Come on out to "the bowl of heaven" where dreams come true! Favorite Quotes: "We must be the change we wish to see in the world." – Gandhi "Music is too loud for just one station, love is too large for just one nation life is too short to make just one decision and god is too big for just one religion." — Michael Franti "You may say I'm a dreamer. But I'm not the only one. I hope someday you'll join us, and the world will live as one." – John Lennon "In the end, only kindness matters." – Jewel Perspectives: We all inherently know what is right and good so, just do it. We all make a difference and doing good makes everything better. Random Info: It's family first for me and everyone that knows me will vouch for it. I'm a Leo and loyal to the end, unless I have to eat you for lunch. Favorite things to do are trail run, see live music, dance with my son & hang out with my hubby. I have a degree in Forestry from Northern Arizona University. It was so close to the Grand Canyon, I hiked it 9 times. Have a masters in Education from Tennessee State University & taught special education for 6 years. Was one of the first women fire-fighters for the US Forest Service in Idaho. That was the early 90's. It took 3 tries to get to the top of Mt Rainer. Due to severe storms, we got pulled off the first two attempts. Climbed Mt Shasta too. Oh! And I canoed the Rio Grande with a buddy and 2 dogs. That was before the internet and easy access to information that would have told me how dangerous and deadly it was.

that run on gasoline over riding 4-legged animals. I spent 4 months in Sri Lanka while doing a study abroad. I spent 3 months in Kuwait while in the military.





Karissa Cook

Farm Manager

A Brief history, one heck of a ride! : I was born in Cheyenne Wyoming and raised on my grandparent's horse ranch 30 minutes out of town. That is really how I came to fall in love with farming and cooking. We raised chickens, ducks, heritage bronze turkeys, pigs and cattle as well as running a fully functioning western horse stable. My senior year in high school my parents, brother and I moved to a quaint town in Connecticut. After graduating, I proceeded to culinary school where I learned everything I could about the culinary world. I worked in the restaurant industry for 6 years, cooking for and with, some famously amazing chefs. The family relocated to Washington D.C., and after a series of trails and errors, I found myself at Franny's Farm. I've always known the farm is my home and I think Franny's Farm is one of the best opportunities as a farmer and a chef to be a part every moment of the entire cycle, from life to plate.



Jake Reed

Business Development

I was born and raised in Asheville, NC. I have always had a passion for cannabis and what is can do for the world. Hemp is a family business for me and I have been fortunate to have a few different opportunities to work with the plant. I started off in the hemp industry working for an educational and event based group, HempX. I was introduced to Franny and Jeff Tacy during a HempX event at Franny's Farm and immediately knew I wanted to be involved in their operations.



Nikki Allen

Marketing Director

I am originally from Portland, Maine then moved to Indianapolis, Indiana where I graduated with a bachelors degree in Marketing and a minor in Communications from the University of Indianapolis. Started my career in the promotions department of Emmis Communications where I interned in college and accepted a paid position after graduation. I moved to Asheville, North Carolina in 2013 where I met Tyler Garrison and started working for his start up companies, The Regeneration Station and Junk Recyclers. In the years I worked at The Regeneration Station and Junk Recyclers we grew the company from a start up to a staple in the Asheville community. In 2016 I joined the board of a local Non-Profit, Community Roots as the Treasure. I met Franny in 2018 after Tyler unexpectedly passed away from a motorcycle accident. Looking for a change, Franny insisted I come to the farm to check out the hemp grow she was about to start. I have always been a cannabis advocate and working at Franny's was the perfect fit. I started officially working with Franny and Jeff in July of 2018.





Ashley Hartso

Wholesale Account Manager

Ashley Hartso moved to the Asheville area in 2017. It wasn't long after living in downtown Asheville that she decided to make WNC her home. Her professional career began in her early 20's as she was hired for a local home security company after attending her local community college with a focus on a marketing degree. Her success came not long after getting hired when she reached a 100k commission based salary only 3 years into her career. She has a energetic personality and loves the thrill of the chase. Colleagues and Friends call her the "closer" cause she is persistent in following up on leads and keeping a great customer service relationship to all her clients. She began hearing all the "buzz" about industrial hemp and volunteered at Franny's Farm in Leicester NC to help plant and meet other "trail blazers" in and around the area. With enthusiasm and a desire to help promote a CBD product that is local, sustainable and provides customers with natural alternatives for health and wellness from the farm, she joined the Frannys Farmacy team as outside sales director to establish and develop a wholesale program for entrepreneurs to participate in. She has big goals that will indeed be accomplished in the near future.



David Hawkins

Public Relations Manager

David M. Hawkins is a born and raised South Carolinian. After graduating from the prestigious South Carolina Governor's School for the Arts and Humanities (an exclusive arts residential boarding high school), he left to pursue his dream of big city life in NYC. Working his way up from an internship with New York Fashion Week, David has worked for some of the largest Public Relations firms in the US, and his client roster boasts NYFW, McDonalds, Evian, JC Penny, Bravo Network, Style Network, The Food Network, The Travel Channel and many more. Since his return to the South, he has taken all that he's learned and now handles all PR for Franny's Farmacy. David's goal, through traditional public relations, is to take Franny's Farmacy to a nationally recognized Hemp and CBD brand. Photo Credit: Chelsea Ashford Photo

Offering Summary

Maximum 53,500* Non-Voting Shares ($107,000)

Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 5,000 Non-Voting Shares ($10,000)

Company	Franny's Distribution Inc
Corporate Address	204 Elk Park Drive, Asheville, NC 28804
Description of Business	This is a CBD and Hemp product distribution company. We distribute to our dispensaries and to wholesale accounts. The distribution center also fills retail orders coming form online purchases.
Type of Security Offered	Non-Voting Shares
Purchase Price of Security Offered	$2
Minimum Investment Amount (per investor)	$300

Perks*

$300 — If you invest $300, you will receive a Franny's Farmacy trucker cap.

$500 — If you invest $500, you will receive Franny's Farmacy trucker cap and T-shirt.

$1,000 — If you invest $1,000, you will receive Trucker Cap, T-Shirt and a 500mg Tincture.

$5,000 — If you invest $5,000, you will receive Trucker Cap, T-Shirt and a 1000mg Tincture.

$10,000 — If you invest $10,000, you will receive Trucker Cap, T-Shirt and a Product Package worth $500.

All perks occur after the offering is completed.

The 10% Bonus for StartEngine Shareholders

Franny's Distribution Inc. will offer 10% additional bonus shares for all investments that are committed, within 24 hours of this offering going live, by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 in the StartEngine Reg A offering which closed earlier this year.

StartEngine shareholders who invested $1,000 or more in that StartEngine Reg A offering will receive a 10% bonus on this offering within a 24-hour window of this offering's launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 Non-Voting Shares at $2 / share, you will receive 55 Non-Voting Shares, meaning you'll own 55 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors received their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

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Jon Corcoran Franny's Distribution Inc. - Potential Investor an hour ago

Offering Details / Explained !!! Thanks !!!

Denise Haskin Franny's Distribution Inc. - Issuer an hour ago

Thank you for looking at our campaign. Please let me know if you have any additional questions. Jeff

Jon Corcoran Franny's Distribution Inc. - Potential Investor 2 hours ago

Down the road how do I recoop my investment ?

> **Denise Haskin** Franny's Distribution Inc. - Issuer an hour ago
>
> Jon - The goal is to sell the company in 2020. At that time you can cash out your stock or keep it in the company. I will stay on board but the sellout will provide the capital and human resources to grow the company exponentially. Hope that helps. Jeff

---

Alan Jacobson 4 hours ago

Hi, I like what I've read so far and I can feel the energy and dedication in your presentation. I am hoping for more numbers before deciding whether to invest. You describe explosive growth, which must have taken place in the most recent quarter - can you share numbers, even if preliminary? You also describe being profitable, but everything is relative - maybe you are not drawing any salaries, not spending much on marketing, holding back growth that would initially be capital intensive, etc. A year from now what do you realistically need revenue to be for you to hit your goals and make what you need to make? Finally, you describe some good reasons why you will be competitive in a quickly growing space, but can you share information that is more concrete - if a consumer has a whole bunch of companies describing why they are best, what can you say about purity, effectiveness, price or anything else that will resonate with those who want numbers and "proof" that you are uniquely positioned. Thanks!

> **Denise Haskin** Franny's Distribution Inc. - Issuer 3 hours ago
>
> Alan - Good questions and I'm glad you asked them. As I was building the campaign I couldn't include information about our other companies that support the Distribution Business. Franny's Distribution was incorporated on 10/29/2018 which is why the financials are not impressive. Since 1/1/2019 we opened 2 more dispensaries and picked up close to 100 wholesale accounts. All of which purchase from the Distribution Company. The distribution company also owns all the online sales which are multiplying daily. My goal for the Distribution Business in 2019 is 10 million. I've held back on bringing on investors which meant a little slower growth but I thought this campaign was the perfect solution. I plan to use the funds raised here for hiring, marketing, inventory and product development. If you search Franny's Farm and Franny's Farmacy you will see the uniqueness and strength of our brand compared to the poser brands that are hitting the market. I hope you find my response to be helpful. Thank you. Jeff

---

Deontay Owens Franny's Distribution Inc. - Potential Investor 7 hours ago

Please review your offering details as it states that the price per share is 1.00 and the details above show it as 2.00 a share. Best Regards.

> **Denise Haskin** Franny's Distribution Inc. - Issuer 5 hours ago
>
> Yes...you are correct. Thank you for letting me know. I've sent SE an email to get it corrected. Thank you for checking out our campaign. Have a wonderful day. Jeff

---

Karla Stamey Franny's Distribution Inc. - Potential Investor 8 hours ago

When is 24 hour time limit to invest and receive 10% bonus I'm very interested . thanks

> **Denise Haskin** Franny's Distribution Inc. - Issuer 5 hours ago
>
> 1:45 pm today the bonus shares will end. Thank you.



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VIDEO TRANSCRIPT (Exhibit D)

Hello from Franny & Jeff.

We are excited to be here today, sharing with you a very unique opportunity in our Franny's Distribution. This is a really exciting opportunity to be a part of one of the fastest growing industry this nation has seen in decades, and that's CBD and Hemp. We started this business as farmers and we've since developed a full line of CBD and Hemp products that we offer in our retail stores, online business and wholesale business.

Our path forward is to reach more people with our unique line of products and we're going to do that with your help. This brings us to our campaign and we're offering you an opportunity to be involved in Franny's Distribution Inc., which is the company to our online and wholesale CBD and Hemp business. Our goal in this campaign is to help build inventory and market our company nationally so we can reach millions of people and help them with our CBD and Hemp products.

One of the best things about the company is that this company was started debt free and is cash positive as we launch this campaign. And for most businesses, that is as good as it gets, that's as good as it gets. So as the first female farmer in North Carolina to plant hemp, we're ahead of the curve. We are so passionate about his beautiful little plant that we are taking all the way through processing, through product development and to get it to you the people. And over the past year we've seen a huge increase in growth in our wholesale and online sales beyond North Carolina.

We're committed to the success of this company, and we've assembled a team of professionals to protect your investment. We have attorneys, we have accountants, we have manufacturers and we have growers all of which are helping build this business to make sure it is going to be successful. We want you to be a part of our team and see the success of this business as well.

Thank you for watching and we hope to have you as part of our team.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS



NORTH CAROLINA
Department of the Secretary of State

To all whom these presents shall come, Greetings:

I, Elaine F. Marshall, Secretary of State of the State of North Carolina, do hereby certify the following and hereto attached to be a true copy of

ARTICLES OF INCORPORATION

OF

FRANNY'S DISTRIBUTION INC.

the original of which was filed in this office on the 29th day of October, 2018.





Scan to verify online.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed my official seal at the City of Raleigh, this 29th day of October, 2018.

Elaine F. Marshall

Secretary of State

Certification# C201829601143-1 Reference# C201829601143-1 Page: 1 of 3
Verify this certificate online at http://www.sosnc.gov/verification

SOSID: 1765808
Date Filed: 10/29/2018 10:05:00 AM
Elaine F. Marshall
North Carolina Secretary of State
C2018 296 01143

State of North Carolina
Department of the Secretary of State

ARTICLES OF INCORPORATION

Pursuant to §55-2-02 of the General Statutes of North Carolina, the undersigned does hereby submit these Articles of Incorporation for the purpose of forming a business corporation.

1. The name of the corporation is: Franny's Distribution Inc.

2. The number of shares the corporation is authorized to issue is: 100

3. These shares shall be: ***(check either a or b)***

   a. [X] All of one class, designated as common stock; or

   b. [ ] Divided into classes or series within a class as provided in the attached schedule, with the information required by N.C.G.S. Section 55-6-01.

4. The name of the initial registered agent is: Jeff Tacy

5. The North Carolina street address and county of the initial registered office of the corporation is:

   Number and Street 22 Franny's Farm Rd

   City Leicester State NC Zip Code 28748 County Buncombe

6. The mailing address, ***if different from the street address,*** of the initial registered office is:

   Number and Street Same

   City ______ State NC Zip Code ______ County ______

7. Principal office information: (***must select either a or b.***)

   a. [X] The corporation has a principal office.

   The principal office telephone number: 828.337.1025

   The street address and county of the principal office of the corporation is:

   Number and Street 22 Franny's Farm Rd

   City Leicester State NC Zip Code 28748 County Buncombe

   The mailing address, ***if different from the street address***, of the principal office of the corporation is:

   Number and Street Same

   City ______ State ______ Zip Code ______ County ______

   b. [ ] The corporation does not have a principal office.

BUSINESS REGISTRATION DIVISION P. O. BOX 29622 RALEIGH, NC 27626-0622
(Revised July 2017) *(Form B-01)*

Certification# C201829601143-1 Reference# C201829601143- Page: 2 of 3

8. Any other provisions, which the corporation elects to include, i.e., the purpose of the corporation, are attached.

9. The name and address of each incorporator is as follows:

Name	Address
Jeff Tacy	22 Franny's Farm Rd, Leicester NC 28748
Frances Harris Tacy	22 Franny's Farm Rd, Leicester NC 28748

10. **(Optional):** Listing of Company Officers (See instructions on why this is important)

Name	Address	Title
Jeff Tacy	22 Franny's Farm Rd Leicester, NC 28748	President
Frances Tacy	22 Franny's Farm Rd Leicester, NC 28748	Vice President

11. **(Optional):** Please provide a business e-mail address: **Privacy Redaction**
The Secretary of State's Office will e-mail the busin
document is filed. The e-mail provided will not be viewable on the website. For more information on why this service is being offered, please see the instructions for this document.

12. These articles will be effective upon filing, unless a future date is specified:

____

This the 18 day of October 20 18

Signature

Incorporator

Jeff Tacy - President
Type or Print Name and Title

NOTES:
1. **Filing fee is $125. This document must be filed with the Secretary of State.**



NORTH CAROLINA
Department of the Secretary of State

To all whom these presents shall come, Greetings:

I, Elaine F. Marshall, Secretary of State of the State of North Carolina, do hereby certify the following and hereto attached to be a true copy of

ARTICLES OF CORRECTION

OF

FRANNY'S DISTRIBUTION INC.

the original of which was filed in this office on the 28th day of February, 2019.





Scan to verify online.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed my official seal at the City of Raleigh, this 28th day of February, 2019.

Elaine F. Marshall

Secretary of State

SOSID: 1765808
Date Filed: 2/28/2019 8:51:00 AM
Effective: 2/1/2019
Elaine F. Marshall
North Carolina Secretary of State
C2019 052 02978

State of North Carolina
Department of the Secretary of State

ARTICLES OF CORRECTION

Pursuant to §55D-14 of the General Statutes of North Carolina, the undersigned entity hereby submits these Articles of Correction for the purpose of correcting a document filed by the Secretary of State.

1. The name of the entity is: Franny's Distribution Inc.

2. On the 1 day of February, 2019, the business entity filed:
   a. The following described document: Articles of Correction

   -OR-

   b. The attached document (*Check here* ☐ *if applicable*).

3. This document was incorrect in the following manner (*specify the incorrect statement and the reason it is incorrect or the manner in which the execution was defective*):
   2. The number of shares the corporation is authorized to issue is: 100
   The reason for the correction is that I'm getting ready to launch a crowd funding campaign where I will sell non-voting stock. The platform complaince folks told me I had to change the stock structure.

4. The incorrect matters stated in Item 4 above should be revised as follows or the corrected document may be attached:
   The number of shares the corporation is authorized to issue is: 500,000 non-voting shares and 1,000,000 voting shares.

This the 26 day of February, 2019.

Franny's Distribution Inc.
Name of Entity

[signature]
Signature

Jeff Tacy - President
Type or Print Name and Title

NOTES:
1. Filing fee is $10. This document must be filed with the Secretary of State.
2. For effective date of these Articles of Correction, see N.C.G.S. §55D-14.